April 16, 2014

John Grzeskiewicz

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Northern Lights Fund Trust // Astor Macro Alternative Strategies Fund

Dear Mr. Grzeskiewicz:

On December 31, 2013, Northern Lights Fund Trust (the "Registrant"), on behalf of the Astor Macro Alternative Strategies Fund (the "Fund"), a new series of the Registrant, filed Post-Effective Amendment No. 572 to its Registration Statement under the Securities Act of 1933 on Form N-1A to add this new series to the Trust.  You recently provided comments on this filing by phone to Cassandra Borchers.  Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.  Certain typographical errors and related comments are not reflected here but have been addressed in the revised prospectus and SAI, as appropriate.

Comment 1.  The Fund's investment objective is, "The Fund seeks to provide positive returns with less overall risk than the global equity markets."  Please clarify in prospectus what "positive returns" are referring to – do you mean income, capital gains, or both?

Response:  Registrant has revised the disclosure to reflect the fact that the Fund targets capital appreciation, but may generate some income as well:

"The Astor Macro Alternative Fund (the "Fund") utilizes multiple quantitative strategies implemented over a broad variety of asset classes and countries  in seeking to achieve its investment objective and generate high risk-adjusted returns (capital appreciation) with lower volatility  than the global equity markets.  While the Fund may generate income, that is not expected to be the primary source of achieving its investment objective."

Comment 2.  Consider deleting the line item for Maximum Sales Charge (Load) Imposed on Reinvested Dividends and Distributions from the Fee Table, since there are none.

Response:  Registrant has considered your suggestion, and prefers to retain this line item in the Fee Table.

Comment 3.  Please confirm in your response and in the disclosure relating to the expense limitation agreement that it will be in effect for at least one year from the effective date of the Fund.  Otherwise any reference to Fee Waivers and Reimbursements should be removed from the Fee Table.

Response:  Registrant confirms that the expense limitation agreement referenced in footnote 3 to the Fee Table will be in effect for at least one year from the date the Fund is effective, and the footnote has been revised to reflect this fact.

Comment 4.  Under the heading "Principal Investment Strategies" the prospectus indicates that the Fund may invest in fixed income securities.  Please state whether there are any minimum rating criteria or maturity limitations for such investments, or state that the Fund can invest in debt of any maturity.  If the Fund may invest in high yield fixed income securities, please include appropriate risk disclosure.

Response: Registrant has revised the disclosure to reflect the fact that the Fund may invest in high yield fixed income securities, and that the maximum duration of any fixed income securities is expected to be 30 years, but that the Fund may invest in fixed income of any maturity.  Risk disclosures regarding high yield fixed income has also been added:

"With respect to fixed income securities, the Fund invests primarily in those rated BBB- or higher by Standard and Poor's Rating Group or similarly rated by another nationally recognized statistical rating organization ("NRSRO") with a maximum duration of 30 years or less.   However, the Fund may invest in fixed income securities of any credit quality (including high yield), and any maturity."

Comment 5.  The Fund may invest in foreign markets.  Please clarify whether there are any limitations on how much of the Fund may be invested in foreign markets; and can the Fund be invested 100% in foreign, then 100% in domestic securities on any given day?

Response.  The Fund will invest in both foreign and domestic markets.  Registrant does not expect that the Fund would ever be invested 100% in foreign securities.

Comment 6.  In the risk disclosure for "Foreign Investment Risks" you allude to, "less developed or less efficient trading markets…"   Please clarify whether the Fund will invest and emerging markets, and add separate and appropriate risk disclosure if investments in emerging markets are part of its principal investment strategies.

Response.  The Fund may invest in emerging markets. The following disclosures have been added to the prospectus:

"The Fund gains exposure to various assets classes and global markets, including emerging markets, by investing in both ETFs and futures contracts linked to stock indices, fixed income, currency and commodities (such as base metals, agriculture, soft goods, and energy)."

Comment 7.  In your principal investment strategy you reference investments in commodities.  Please include disclosure in the Fund Summary regarding the types of commodities in which the Fund may invest.

Response:  Registrant has added disclosure to the Fund Summary (as noted in Response to Comment 6), and notes that similar disclosures are included in Item 9.

Comment 8.  Under the heading "Principal Investment Risks," "Hedging Transactions Risk" is listed.  Please briefly describe the hedging techniques used in the Principal Investment Strategies sections.

Response.  The Fund intends to hold short positions or invest in inverse ETFs for the purpose of hedging and may engage in hedging for two reasons.  First, the Fund may be, in the aggregate, hedged based on the investments of the Fund.  Second, hedging may be employed if a strategy seeks to identify price discrepancies in the currency market.

Registrant has added the following disclosure to the Fund Summary "Principal Investment Strategies" section:

“The Fund may hedge its long portfolio by maintaining short exposure through futures, or purchasing inverse ETFs.  The Fund may also hedge its currency exposure on international equity positions through its fundamental currency strategy which trades futures linked to currency such as the GBP, EUR, JPY, and AUD in equal weighting long, short, or neutral against one another and a currency momentum strategy that utilizes futures to trade such currencies against the dollar.”

Comment 9.  Please review the Fund's Principal Investment Strategy and Principal Risks disclosures to ensure that the Fund Prospectus accurately and specifically describes the Fund's use of derivatives and their risks.  In connection with this, please consider the Division of Investment Management's observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.  Please be sure any disclosures relating to derivatives address only those types of derivatives that the Fund may use as part of its principal investment strategy.

Response.  Registrant has reviewed the prospectus and modified its derivatives-related strategy and risk disclosures, as discussed above.  Registrant believes the revised disclosure is consistent with the principles outlined in the Division of Investment Management's observations on derivatives-related disclosure in the letter from Barry D. Miller.

Comment 10.  Please explain the placement of information regarding the Fund's subsidiary which is included at the end of the Principal Investment Risks section of the Fund Summary.  Is this intended to be described as a risk, or should the disclosure be moved to the end of the Principal Investment Strategies section?

Response.  Registrant has moved the Subsidiary disclosure to the end of the Principal Investment Strategies section, as suggested.

Comment 11.  Please confirm whether the Fund will engage in short sales.  If it will, please disclose in the Fund Summary and confirm that all expenses in connection with short sales will be included in and reflected in the amounts shown in the Fee Table.

Response.   Registrant confirms that the Fund may engage in short sales and any expenses in connection with short sales will be included in the Fee Table.  Registrant has revised the "Principal Investment Strategies" section accordingly.

Comment 12.  In the Principal Investment Strategies section, disclose the following in the description of the Subsidiary:

a.) that the Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary;

b.) that each investment adviser to the Subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the Investment Company Act.  The investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement;

c.)  that the Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17 of the 1940 Act), and identify the custodian of the Subsidiary;

d.) (1) whether the Fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the Subsidiary is qualifying income, and (2) if the Fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

e.)  whether, as appropriate, whether any of the Subsidiary's principal investment strategies or principal risks constitute principal investment strategies or risks of the Fund.  The principal investment strategies and principal risk disclosures of a Fund that invests in a Subsidiary should reflect aggregate operations of the Fund and the Subsidiary.

Response.

Such disclosure is included on page 14 of the prospectus:

Subsidiary:

"The Fund may invest up to 25% of its total assets (measured at the time of purchase) in its Subsidiary.  The Subsidiary will invest primarily in commodities.  However, the Fund may also make these investments outside of the Subsidiary.  The Subsidiary is subject to the same investment restrictions as the Fund, when viewed on a consolidated basis.  The principal investment strategies and principal investment risks of the Subsidiary are also principal investment strategies and principal risks of the Fund and are reflected in this Prospectus. By investing in commodities indirectly through the Subsidiary, the Fund will obtain exposure to the commodities markets within the federal tax requirements that apply to the Fund.  Specifically, the Subsidiary is expected to provide the Fund with exposure to the commodities markets within the limitations of the federal tax requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code").  Sub-chapter M requires, among other things, that at least 90% of the Fund's income be derived from securities or derived with respect to its business of investing in securities (typically referred to as "qualifying income").  The Fund may also make investments in certain commodity-linked securities through the Subsidiary because income from these securities is not treated as "qualifying income" for purposes of the 90% income requirement if the Fund invests in the security directly.

The Subsidiary is organized under the laws of the Cayman Islands, and is overseen by its own board of directors.  The Fund is the sole shareholder of the Subsidiary. It is not currently expected that shares of the Subsidiary will be sold or offered to other investors. If, at any time, the Subsidiary proposes to offer or sell its shares to any investor other than the Fund, you will receive 60 days' prior notice of such offer or sale.

The Internal Revenue Service has issued a number of private letter rulings to other mutual funds (unrelated to the Fund), which indicate that certain income from a fund's investment in a wholly-owned foreign subsidiary will constitute "qualifying income" for purposes of Subchapter M.  The Fund does not have a private letter ruling, but fully intends to comply with the IRS' rules if the IRS were to change its position.   To satisfy the 90% income requirement, the Subsidiary will, no less than annually, declare and distribute a dividend to the Fund, as the sole shareholder of the Subsidiary, in an amount approximately equal to the total amount of "Subpart F" income (as defined in Section 951 of the Code) generated by or expected to be generated by the Subsidiary's investments during the fiscal year.  Such dividend distributions are "qualifying income" pursuant to Subchapter M (Section 851(b)) of the Code.

Because the Fund may invest a substantial portion of its assets in the Subsidiary, which may hold some of the investments described in this Prospectus, the Fund may be considered to be investing indirectly in some of those investments through its Subsidiary.  For that reason, references to the Fund may also include the Subsidiary.

As with the Fund, the Adviser  is responsible for the Subsidiary's day-to-day business pursuant to an investment advisory agreement with the Subsidiary.  Under this agreement, the Adviser provides the Subsidiary with the same type of management services, under the same terms, as are provided to the Fund.  The advisory agreement with the Subsidiary provides for automatic termination upon the termination of the investment advisory agreement with respect to the Fund.  The Adviser to the Subsidiary will also comply with the provisions of the 1940 Act regarding investment advisory contracts and is considered to be an investment adviser to the Fund under the 1940 Act.  The Subsidiary has also entered into separate contracts for the provision of custody, transfer agency, and audit services with the same service providers that provide those services to the Fund.

The Fund pays the Adviser a fee for its services.  The Adviser has contractually agreed to waive the management fee it receives from the Fund in an amount equal to any management fee paid to the Adviser by the Subsidiary.  The Subsidiary may instead waive any management fee.  The Adviser’s undertaking will continue in effect for so long as the Fund invests in the Subsidiary, and may not be terminated by the Adviser unless it first obtains the prior approval of the Fund's Board of Trustees for such termination.  The Subsidiary will also bear the fees and expenses incurred in connection with the custody, transfer agency and audit services that it receives.  The Fund expects that the expenses borne by the Subsidiary will not be material in relation to the value of the Fund's assets.  It is also anticipated that the Fund's own expenses will be reduced to some extent as a result of the payment of such expenses at the Subsidiary level.  It is therefore expected that any duplicative fees for similar services provided to the Fund and the Subsidiary will not be material.

When viewed on a consolidated basis, the Subsidiary will be subject to the same investment restrictions and limitations, and follow the same compliance policies and procedures, as the Fund.  As a result, the Adviser is subject to the same investment policies and restrictions that apply to the management of the Fund, and, in particular, to the requirements relating to portfolio leverage, liquidity, brokerage, and the timing and method of the valuation of the Subsidiary's portfolio investments.  These policies and restrictions are described in detail in the Fund's Statement of Additional Information ("SAI").  The Fund's Chief Compliance Officer oversees implementation of the Subsidiary's policies and procedures, and makes periodic reports to the Fund's Board regarding the Subsidiary's compliance with its policies and procedures.   The Fund complies with the provisions of the 1940 Act governing investment policies, capital structure and leverage on an aggregate basis with the Subsidiary. In addition, the Subsidiary complies with the provisions of the 1940 Act relating to affiliated transactions and custody. The Fund's custodian also serves as the custodian to the Subsidiary.

The financial statements of the Subsidiary are consolidated in the Fund's financial statements, which are included in the Fund's annual and semi-annual reports.  The Fund's annual and semi-annual reports are distributed to shareholders, and copies of the reports are provided without charge upon request as indicated on the back cover of this Prospectus.  Please refer to the SAI for additional information about the organization and management of the Subsidiary.”

Registrant notes that it does not believe a private letter ruling from the IRS is necessary to comply with Subchapter M and further notes that the IRS no longer issues such private letter rulings.

Comment 13.  Confirm that the financial statements of the Subsidiary will be consolidated with those of the Fund.

Response.

Registrant confirms the financial statements of the Subsidiary will be consolidated.

Comment 14.  Confirm in correspondence that: (1) the Subsidiary's expenses will be included in the Fund's prospectus fee table; (2) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; (3) the Subsidiary and its board of directors will agree to inspection of the Subsidiary's books and records by the staff; and (4)  the Subsidiary's board of directors will sign the Fund's registration statement.

Response.

With respect to each of the items enumerated in Comment 19, Registrant so confirms.

Comment 15. The name of the investment adviser to the Fund is bracketed throughout the prospectus filed.  Please confirm in correspondence that the investment adviser to the Fund is Lakewood Investment Management LLC, and that the advisory agreement has been approved by the Board of Trustees.

Response.  Registrant confirms that Lakewood Investment Management has been approved as the investment adviser to the Fund and that an advisory agreement with Lakewood has also been approved by  Registrant's Board of Trustees, including its Independent Trustees.

Comment 16.  Please confirm that there is no disclosure in the SAI which is material to an investor's investment decision or which should be discussed in prospectus.  Please delete any boiler plate disclosure which is not relevant to this Fund.

Response. Registrant has reviewed the disclosure in the SAI and confirms that there is no disclosure in the SAI which is not included in the prospectus that would materially affect Fund performance or is material to an investor's investment decision.  Registrant believes the disclosure in the SAI is appropriate.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Cassandra Borchers at 513-352-6632.

Sincerely,

/s/Cassandra W. Borchers

Cassandra W. Borchers